

May 12, 2016

R. Scott Falk, Esq.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654

>   **Re: Tribune Publishing Company**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 19, 2016**
>
>   **Current Reports on Form 8-K**
>   **Filed May 5 and 9, 2016**
>   **File No. 1-36230**

Dear Mr. Falk:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by supplementing the filings or by providing the requested information. If you do not believe our comments apply to the company's facts and circumstances or do not believe a supplement is appropriate, please tell us why in your response.

After reviewing any supplement to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the filings unless otherwise indicated.

Definitive Proxy Statement on Schedule 14A

1. We note that Gannett Co., Inc. filed a preliminary proxy statement under Schedule 14A to solicit proxies seeking to withhold votes on the election of each of the company's nominees at your upcoming annual meeting. Please disclose in a revised definitive proxy statement the existence of Gannett's solicitation in opposition. For guidance, refer to Rule 14a-9 and telephone interpretation I.G.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at https://www.sec.gov/interps/telephone/phonesupplement3.htm. Please also provide the disclosure required by Items 4(b) and 5(b) of Schedule 14A. Please refer to Schedule 14A and Rule 14a-12(c). Please advise us of the method of dissemination to stockholders of this additional information and why the company believes such method is sufficient.

Current Reports on Form 8-K filed May 5 and 9, 2016

2. Please advise us as to what consideration you have given to filing these communications, as well as those filed on May 9, 2016, as definitive additional materials under the cover of Schedule 14A pursuant to Rule 14a-6(b), in light of Gannett's solicitation to withhold votes on the company's directors. Refer to Rule 14a-1(l), which sets forth the definition of "solicitation," which includes communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Both filings contain communications arguing against Gannett's offer, and given that Gannett has disclosed that its intention for soliciting "withhold" votes is to "send a clear message to the Board that Tribune stockholders support good-faith negotiations concerning [its] proposal," any discussion by Tribune regarding the merits of Gannett's offer would appear reasonably calculated to result in the procurement of proxies voting in favor of Tribune's nominees.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions